Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

29 October 2003

03037111

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

03 OCT 31 AM 7:21

By Fax: 1 202 942 9624

17 pages to follow

Re: Rule 12g3-2(b) ***(82-4295)***

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
September Quarterly Report
dated 29 October 2003

PROCESSED
NOV 06 2003
THOMSON
FINANCIAL

Yours faithfully

M P WRIGHT
Executive Director

Enc:

dlw 11/4

HERALD RESOURCES

HERALD RESOURCES LIMITED QUARTERLY REPORT SEPTEMBER 2003

HIGHLIGHTS FOR THE QUARTER

Base Metals

Dairi

- Bankable Feasibility study commenced
- Significant massive sulphide thicknesses encountered at Anjing Hitam
- Potentially significant new discovery at Sinar Pagi

Gold

Meluak

- Corona Gold transaction and fundraising completed
- Exploration set to commence

Coolgardie

- Cashflow positive gold production
- Empress drill results encouraging
- Additional gold resources of 23,000ozs estimated at Big Blow

Corporate

- Placement of 7m shares raises $3.1M

www.herald.net.au

www.coronagold.net

BASE METALS

DAIRI ZINC/LEAD PROJECT


MEDAN
DAIRI
SUMATRA
INDONESIA

Herald	80%
PT Aneka Tambang ("Antam")	20%

BANKABLE FEASIBILITY STUDY

Following the successful raising of funds through a placement completed in late August, the go-ahead has been given to commence a **Bankable Feasibility Study** which is expected to be completed in mid-2004 at a cost of US$ 2.5 – 3M.

This will be based, as per the findings of the recently completed Pre-feasibility Study, on the mining of the Anjing Hitam ore reserve, presently of **6.324Mt @ 16% Zn, 10% Pb or 22% Zn equivalent,** to be processed in a 1 Mt/yr flotation concentrator and to produce separate zinc and lead concentrates for shipment to overseas smelters. This study's estimated output of **total payable metal** was estimated for the life of mine at about **745,000t zinc and 471,000t lead**, for approximately **US$1 billion of gross revenues.**

Total resources at the Dairi Project are approximately 17Mt.

Diamond drilling of a 7000-8000m infill program commenced in early October and, besides helping elevate the current resources to measured status, it is intended to obtain bulk metallurgical testwork samples to help refine the concentrator process; to enable more detailed geotechnical study of the deposit's wallrocks; and to carry out a hydrological survey of the mining environment. On completion of the program, a resource reassessment will be carried out to enabe remodelling for mine planning, scheduling and costing.

This drilling programme has had some immediate success, with an intercept of 43m of massive sulphides from 76m downhole, (est. true width 18m) in Hole SOP88D (9950N, 5050E), located near the northern end of the Anjing Hitam main mineralised zone. **This intersection, which is more than double the thickness anticipated in that position, highlights the upside potential of the Dairi Project**, and further drilling to test the significance of this result is in progress.

Hole SOP90D (9975N, 4990E) has obtained an intercept of **15.9m of massive sulphides** (est. true width 14.6m) from 152m.

No assay results from the above drilling are available.

BASE METALS

An environmental impact assessment, (termed AMDAL), has commenced, involving close liaison with local stakeholders to help draw up the terms of reference which also draw on input from senior Provincial and Regency authorities who have expressed a high degree of support and encouragement for the project, as perhaps the most advanced new metalliferous project in the Province. Herald has recently conducted the head of the Mines Dept of North Sumatra on a tour around mining operations in the Eastern Goldfields of WA, to demonstrate our methods and commitment to site rehabilitation and safety of the workforce.

Detailed site geotechnical survey will be carried out in order to allow safe siting of the concentrator, site roads, tailings dam (although the bulk of the tailings will be placed underground as cemented paste backfill), and campsite.

A more comprehensive study of the various transportation options will be carried out to improve on that used in the Prefeasibility Study. Added to this is the Provincial Government's commitment to assistance in the provision of a new west coast port and associated road, which bears careful consideration.

NEW DISCOVERY – SINAR PAGI

Further reconnaissance in the north-west area of the Dairi Contract of Work has resulted in fresh discoveries at the **Sinar Pagi** locality where several epigenetic lead-zinc-silver occurrences have been noted in the past.

Bouldery float samples have yielded values of **26.9% Pb / 497g/t Ag** up to **61.2% Pb / 1290g/t Ag** (3 samples) on the one inferred NW –SE trending vein up to **5m width and 200m strike.** Other samples on a separate structure have yielded up to **58.7% Pb and 457g/t Ag**. A soil sample of **11.5% Zn + 7210ppm Pb + 15g/t Ag** was obtained nearby.

HERALD OWNERSHIP CONSOLIDATED

Herald is pleased to announce that it now has a full 80% interest in the Dairi Project. 20% JV partner Antam previously had an option to acquire an additional 10% of the project from Herald following the completion of the Pre-Feasibility study, but elected not to exercise that option, stating that they were focusing their financial resources on their large Ferronickel Smelting Project at this time.

BASE METALS

Map showing location of Sinar Pagi



SINAR PAGI PROSPECT
Zn, Pb
Pb, Ag
TIGA LINGGA BLOCK
LUBUK RAYA
Zn, Pb, Ag
TANAH PINEM
98°10' E
98°15' E
3° 00' N
BULULAGA
Zn, Pb, Ag
JUHAR BLOCK
JUMABATU
TIGA LINGGA
2° 55' N
CONTRACT OF WORK
Zn, Pb
ZINC - LEAD MINERALISATION
2° 50' N
PARONGIL
BONGKARAS
PONDOK GAMBIR
SOPOKOMIL
BATU KAPUR
BONGKARAS
SOPOKOMIL PROSPECT
BASUKI
LAE RIMOH
LAE JEHE
BASE CAMP
LAE PUNCU
ANJING HITAM
2° 45' N
MEDAN 150Km
SIDIKALANG
(REGENCY CAPITAL)
98°05' E
98°10' E
DAIRI PROJECT
LOCATION PLAN SHOWING ZINC - LEAD PROSPECTS

GOLD

MELUAK GOLD PROJECT


MEDAN
MELUAK
SUMATRA
INDONESIA

Herald 26% via Corona Gold Ltd

CORPORATE

Project owner Corona Gold Ltd has raised $560,000 from the following:

- $260,000 via a priority rights issue to Herald shareholders at 1 cent each
- $300,000 via a placement to Macquarie Bank Ltd at 15 cents each

Macquarie Bank also retain the right to subscribe for a further $1.4M of shares at 20 cents and underwrite future issues totaling $10M.

The present shareholding structure of Corona Gold is thus as follows:

Herald Resources Ltd	10,000,000 shares	(26%)
Herald shareholders	26,356,988 shares	(69%)
Macquarie Bank Ltd	2,000,000 shares	(5%)

Exploration

Following the funding of Corona Gold above, low-key work is about to recommence.

A program of continued reconnaissance, followed by further gridding and sampling and a ground geophysics survey is intended. Subject to approval, this will be followed by a program of RC and diamond drilling using a track mounted multi-purpose rig. Some preliminary metallurgical testwork will also be carried out.

The Company considers Meluak to be an outstanding example of a high-sulphidation, epithermal gold occurrence which is in a similar structural setting and with a similar high degree of silicification as Newmont's Martabe gold district (also in Sumatra) where the Purnama Deposit has currently reported resources of 66.7Mt @ 1.74g/t Au, 21.5g/t Ag containing 3.7Moz gold and 46Moz silver.

GOLD

COOLGARDIE JOINT VENTURE


WESTERN
AUSTRALIA
PERTH
COOLGARDIE

Herald	50%
MPI Mines Ltd (Manager)	25%
Pittston Mineral Ventures	25%

GOLD PRODUCTION	2003 SEPTEMBER QUARTER	2003 JUNE QUARTER
CJV Ore Mined	78,771 tonnes	189,366 tonnes
Grade	5.3 g/t	1.9 g/t
CJV Ore Milled	130,374 tonnes	196,552 tonnes
Grade	2.5 g/t	2.0 g/t
Recovery	92.3%	89.2%
Gold Production	9,681ozs	11,419 ozs

REVENUE & COSTS

Herald delivered all of its share production into forward sale contracts at $600 per ounce. In addition Herald received revenues from toll milling of customer ore, and payment from its joint venture partners for production from Lindsays ore on a per/oz basis.

Herald's production costs for the quarter were as follows:

	2003 September Quarter A$/oz	2003 June Quarter A$/oz
Total Cash Costs	$558	$926
Total Production Costs	$694	$1,038

Stoping commenced in the Empress underground mine and a better than target 70,277 tonnes were mined. Open cut production from Lindsays was suspended for most of the quarter while stockpiled ore was treated.

Total mill throughput was greatly improved on previous quarters as a result of good availability, and included 145,700 tonnes of customer ore for a total of 276,074 tonnes.

GOLD

Unit costs fell over the quarter reflecting higher grade and tonnage treated. Unit costs remain relatively high however, reflecting three months of Empress mining costs but only six weeks of CJV ore treatment.

The mill will be treating CJV ore in the December quarter from late October. Production from the Lindsays and Greenfields open pits will supplement Empress production.

EXPLORATION - REGIONAL

Big Blow

Preliminary resource estimates were completed on mineralisation in the Oxide Zone, the Alteration Envelope in fresh rock and for the main Breccia Lode also in fresh rock. All resources are classified as "Inferred" and have been estimated using an ordinary kriging grade interpolation within a MineSight block model. An assay top cut of 30g/t Au was applied to the Alteration Envelope material whilst no top cuts were applied to either the Oxide Zone or the Breccia Lode.

Inferred Mineral Resources Table

Zone	Lower Cut Off Grade	Tonnes	Grade	Oz Gold
Open Pit				
Oxide Zone	1.0	169,000	1.6	9,000
Underground				
Alteration Envelope	3.0	56,000	4.0	7,000
Breccia Lode	3.0	32,000	6.9	7,000
Sub-Total	3.0	88,000	5.0	14,000

Additional shallow drilling is proposed around selected areas in the oxide profile. The breccia and stockwork zones are both open down plunge and substantial potential exists to expand the resource through deeper drilling.

Empress Mine

Underground diamond drilling continued to target the depth extensions of various Empress mineralised surfaces below the base of mine model. The results achieved are encouraging and the potential for at least one additional level is being assessed.

Drilling to test the depth extensions of the East and West Lodes intersected sulphidic veins in the ore positions and the combined strike length of the two veins is increasing downward. Development on the 1140mRL level (base of the mine model) has extended the combined strike length to over 150m.

GOLD

Drilling on the Empress Lodes showed that gold values in the main shoot decrease below the 1140mRL, despite wide zones of veining being intersected.

A hole was drilled to target the depth extensions to the re-make of granodiorite mineralisation encountered in ED134 (16.37m @ 3.79g/t Au) and intersected a zone of moderately altered and veined granodiorite. No results are available as yet.

Positive results were obtained from a strongly sulphidic contact vein position near the Empress South Vein, with a **best result of 3.94m @ 17.61g/t Au**. Follow-up drilling has shown that this surface is open at depth and additional drilling is required.

Tindals

Exploration drilling is proposed in the Tindals Deeps area where there is potential for extension of the Tindals Lodes on the south side of the main fault zone. Other areas of potential are located on the Cyanide Eastern Lodes and the Alicia Deeps.

N.B. The above information is based on reports provided by MPI Mines Ltd, managers of the Coolgardie Joint Venture.

GOLD

SANDSTONE GOLD PROJECT EXPLORATION


WESTERN
AUSTRALIA
SANDSTONE

Herald 37% diluting

Joint Venture partners Troy Resources Ltd continued to sole-fund exploration on the Sandstone project during the quarter. Consequently Herald's interest diluted to 37% at 30 September 20(Significant drill results are presented in Appendix 2.

EDALE

Drilling focused on the Musketeer structural corridor with significant intersections being obtained at the Musketeer (formerly Tigermoth West) and the Musketeer North prospects. A total of 33 aircore holes for 2,676m and 83 RAB holes for 3,944m were completed. Some of the better intersections were:

TAC242	5m @ 3.34g/t Au from 44-49m	Musketeer
TAC275	8m @ 4.26g/t Au from 37-45m	Musketeer North
TAC275	4m @ 3.40g/t Au from 80-84m	Musketeer North
TAC288	3m @ 7.80g/t Au from 36-39m	Musketeer North

Reconnaissance RAB drilling along the sediment covered southwesterly extension to the Musketeer shear corridor did not intersect any significant gold anomalism.

The Indomitable gravity interpretation suggests that the Musketeer North prospect lies at the convergence of a major NE thrust zone and a N-S trending fault zone. Drilling confirmed a broad zone of bedrock anomalism (>100ppb Au).

An aircore drilling programme (49 holes for 735m) at the Piper prospect was undertaken to define a zone of gold in laterite mineralisation. The mineralisation is confined to a pisolitic laterite layer up to 5m thick beneath 5m of transported gravels. The zone of mineralisation was confined by the drilling and is estimated to contain an Inferred Resource of 80,000 tonnes at 1.79g/t Au (4,600oz gold). A drill programme to test for primary bedrock mineralisation is planned.

RAFFERTYS

Three holes were completed for 136m in angled RAB holes to test a NW trending aeromagnetic feature. No gold anomalism was found, but a maximum value of 3,790ppm nickel was intersected within a komatiitic peridotite sequence. The significance, or otherwise, of the anomalous nickel is not yet known.

N.B. The above information is based on reports provided by Troy Resources NL who are managing the Sandstone JV.

GOLD

MONTAGUE GOLD PROJECT
Herald 15%, free carried


WESTERN
AUSTRALIA
MONTAGUE
CRATER
PERTH

Airport (M 57/98, M57/99)

RAB drilling continued along the Airport Trend at the Bullseye, Rosie North, S Bend and Pannikin prospects. Significant drill results are presented in Appendix 3.

S Bend has returned the best results from the recent drilling programmes. Hole GRB1778 intersected 5m @ 6.86g/t Au from 18m depth. This follows on from a previously announced intersection of 10m @ 10.48g/t Au in GRB1662 from 5m depth.

South of S Bend, towards Rosie North, drilling intersected 5m @ 3.33g/t Au in GRB1812 from 35m.

At Rosie North, 500m south of S Bend, recent drilling has made the following intersections:

GRB1823	5m @ 6.20g/t Au (30-35m)
GRB1909	5m @ 2.29g/t Au (33-38) – bottom of hole

The Rosie North gold mineralised structure now extends over about 200m.

At Pannikin, drilling intersected further quartz veining with anomalous gold mineralisation including 5m @ 2.8g/t Au in GRB1854 from 40m depth.

Drilling at Bullseye returned gold anomalism in most holes with the best intersection in hole GRB1757 of 5m @ 1.10g/t Au from 37m. The Bullseye trend extends for about 300m.

N.B. The above information is based on reports provided by Gateway Mining NL, manager of the Montague JV.

CRATER GOLD PROJECT
Herald 20%, free carried

Regional RAB drilling tested the Crater Trend with holes drilled 200m apart returning weak arsenic anomalism

N.B. The above information is based on reports provided by Gateway Mining NL, manager of the Crater JV.

CORPORATE

GOLD PRICE PROTECTION/INCOME GENERATION

At 30 September 2003, the Herald Group held the following positions.

TYPE	HEDGING (ozs)	CONTINGENT	SALE/STRIKE PRICE	MATURITY
Fixed forwards	43,967		$601	Oct 03 – Feb 05
Call options sold		25,000	$600	Mar 05 – Mar 06
Call options sold		10,000	$650	June 06
TOTAL:	43,976	35,000		

CASH RESERVES

At 30 September 2003, Herald held cash deposits of $4.85M.

OTHER

As previously announced during the quarter:

- Herald issued 7m shares at 44¢
- A parent company guarantee of $3.1M was provided to Macquarie Bank to secure the obligations of subsidiary Goldfan Ltd.



M P WRIGHT
Executive Director

NOTE: Sections of the information contained in this report pertaining to mineral resources are based on information compiled by or supervised by: Mr B Kirkpatrick BSc, MAusIMM, MAIG, a full-time employee of Herald Resources Limited, who is a Corporate Member of the Australian Institute of Mining and Metallurgy and who has had more than five years relevant experience.

NOTE:The resource estimate for Big Blow deposit has been undertaken by Mr Dean Fredericksen of MPI is a corporate member of the Australasian Institute of Mining and Metallurgy. He has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration, and to the activity which he is undertaking, to qualify as a Competent Person as defined in the 1999 release of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Fredericksen consents to the inclusion of the information in the report in the form and context in which it appears.

NOTE:The resource estimate for Piper deposit was supervised by Mr Len Skotsch of Troy Resources Ltd is a corporate member of the Australasian Institute of Mining and Metallurgy. He has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration, and to the activity which he is undertaking, to qualify as a Competent Person as defined in the 1999 release of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Skotsch consents to the inclusion of the information in the report in the form and context in which it appears.

GOLD

APPENDIX 1
COOLGARDIE GOLD PROJECT
SIGNIFICANT DRILLING INTERCEPTS

Underground Diamond Drilling					
Hole No	Interval (m)	Northing (m)	RL (m)	Lode	Grade g/t Au
Empress Underground					
ED087	2.07	9,372	181	East	6.35
ED089	0.85	9,344	140	East	9.14
ED091	2.07	9,372	148	Empress	9.54
	2.92	9,392	138	East	12.51
ED092	0.91	9,370	127	East	36.50
ED094	3.83	9,241	193	Empress	17.70
ED095	1.21	9,285	192	Empress	5.98
ED097	0.47	9,270	162	West	6.49
ED120	1.24	9,372	134	Empress	6.61
	0.29	9,391	121	East	6.15
ED125	3.94	6,264	118	Contact	17.61
	1.93	9,271	97	West	6.43
ED127	3.95	9,281	74	West	6.32
ED129	0.23	9,341	104	East	16.30
ED131	1.54	9,436	60	East	5.50
ED146	1.17	9,241	142	Empress	13.53
ED147	1.31	9,249	134	Empress	5.87
ED148	1.76	9,221	138	Empress	5.56
ED152	0.94	9,240	100	Empress	5.72
ED155	0.66	9,313	178	East	9.48
ED164	1.17	9,300	173	West	24.06
ED167	10.84	9,291	283	Granodiorite	11.82
ED170	0.58	9,281	307	East	82.90
ED172	0.89	9,292	305	East	13.45
	4.35	9,295	307	Granodiorite	2.21
ED173	0.84	9,309	307	East	9.74
ED174	0.36	9,314	290	East	15.12
ED175	0.14	9,318	306	East	22.90
ED180	6.33	9,319	173	Fgd	6.29
	1.96	9,321	175	West	6.14
ED181	1.36	9,318	154	West	16.81
ED183	3.24	9,335	156	East	9.07
ED184	0.26	9,343	170	East	50.60
ED185	0.38	9,343	155	East	18.50
ED187	0.28	9,372	168	East	68.10
ED190	5.95	9,279	172	West	8.98
ED191	1.11	9,276	176	West	5.03
ED193	0.86	9,282	293	East	36.08
ED204	1.02	9,330	174	Empress	18.20

Data as supplied by MPI Mines Ltd

GOLD

APPENDIX 2
SANDSTONE GOLD PROJECT
SIGNIFICANT DRILLING INTERCEPTS

Sandstone JV
Significant Aircore/RAB Intersections
(>1.0 g/t Au)

Hole ID	AMG East	AMG North	Dip/ Azimuth	Depth (m)	From (m)	To (m)	Length (m)	Grade g/t
Musketeer								
TAC207	732104	6890433	90/090	80	30	35	5*	2.25
TAC242	732123	6890302	60/270	79	44	49	5	3.34
TAC242	732123	6890302	60/270	79	54	56	2	5.50
Musketeer North								
TAC247	732303	6890966	60/090	92	72	80	8	2.47
TAC275	732332	6890944	60/090	86	37	45	8	4.26
TAC275	732332	6890944	60/090	86	72	75	3	1.44
TAC275	732332	6890944	60/090	86	80	84	4	3.40
TAC285	732348	6891011	60/090	66	47	51	4	1.68
TAC286	732330	6890894	60/090	93	50	54	4	2.72
TAC287	732353	6890942	60/090	81	35	40	5*	1.14
TAC288	732377	6891047	60/090	58	36	39	3	7.80
TAC289	732381	6891097	60/090	66	46	48	2	3.48

* 5m composite

Data as supplied by Troy Resources NL

GOLD

APPENDIX 3
MONTAGUE GOLD PROJECT
SIGNIFICANT DRILLING INTERCEPTS

Montague JV RAB Drilling							
Hole ID	**AMG East**	**AMG North**	**Dip/ Azimuth**	**From (m)**	**To (m)**	**Width (m)**	**Grade g/t**
Airport							
GRB1754	6964150	751710	-60/090	20	25	5	0.45
GRB1756	6964150	751680	-60/090	35	40	5	0.50*
GRB1757	6964100	751690	-60/090	37	42	5	1.10
GRB1762	6964025	751690	-60/090	35	38	3	0.50*
GRB1770	6964900	751250	-60/270	25	31	6	1.09
GRB1773	6964875	751260	-60/270	27	32	5	1.12
GRB1776	6965175	751100	-60270	33	38	5	0.74
GRB1778	6965200	751092	-60/270	18	23	5	6.86
GRB1779	6965200	751105	-60/270	32	47	15	0.69
GRB1784	6965600	751075	-60/270	13	23	10	0.53

* bottom of hole

Data as supplied by Gateway Mining NL

MINING TENEMENTS

APPENDIX 4 - CHANGES IN INTERESTS IN MINING TENEMENTS

Project Name	Tenement Reference	Nature of Interest	Interest or right to Earn at beginning of quarter	Interest or right to Earn at beginning of quarter
Ida Valley	E29/477	Registered interest	100%	0%
	E36/437	Registered interest	100%	0%
Mt David	EL 5207	Registered interest	100%	0%
Sandstone	L57/0010	Registered interest	40%	37%
	L57/0015	Registered interest	40%	37%
	E57/0189	Registered interest	40%	37%
	E57/0196	Registered interest	40%	37%
	E57/0267	Registered interest	40%	37%
	E57/0338	Registered interest	40%	37%
	E57/0404	Registered interest	40%	37%
	E57/0428	Registered interest	40%	37%
	GPL57/003	Registered interest	40%	37%
	M57/001	Registered interest	40%	37%
	M57/0022	Registered interest	40%	37%
	M57/0023	Registered interest	40%	37%
	M57/0040	Registered interest	40%	37%
	M57/0068	Registered interest	40%	37%
	M57/0087	Registered interest	40%	37%
	M57/0088	Registered interest	40%	37%
	M57/0128	Registered interest	40%	37%
	M57/0129	Registered interest	40%	37%
	M57/0130	Registered interest	40%	37%
	M57/0179	Registered interest	40%	37%
	M57/0192	Registered interest	40%	37%
	M57/0201	Registered interest	40%	37%
	M57/0246	Registered interest	40%	37%
	M57/0247	Registered interest	40%	37%
	M57/0248	Registered interest	40%	37%
	M57/0254	Registered interest	40%	37%
	M57/0276	Registered interest	40%	37%
	M57/0301	Registered interest	40%	37%
	P57/0645	Registered interest	40%	37%
	P57/0647	Registered interest	40%	37%
	P57/0682	Registered interest	40%	37%
	P57/0688	Registered interest	40%	37%
	P57/0698	Registered interest	40%	37%
	P57/0699	Registered interest	40%	37%
	P57/0700	Registered interest	40%	37%
	P57/0751	Registered interest	40%	37%
	P57/0754	Registered interest	40%	37%
	P57/0803	Registered interest	40%	37%
	P57/0804	Registered interest	40%	37%
	P57/0805	Registered interest	40%	37%
	P57/0836	Registered interest	40%	37%

MINING TENEMENTS

	P57/0848	Registered interest	40%	37%
	P57/0872	Registered interest	40%	37%
	P57/0894	Registered interest	40%	37%
Magnet Road/ Lightning Well	E57/208	Registered interest	85%	31%
	E57/220	Registered interest	85%	31%
	E57/429	Registered interest	85%	31%
	E57/430	Registered interest	85%	31%

CORPORATE DIRECTORY

DIRECTORS
T M Allen, (Chairman)
M P Wright, BBus
G J Hutton, BSc (Hons), FAusIMM

COMPANY SECRETARY
M P Wright

EXECUTIVES
Exploration Manager (International)
T W Middleton MSMM&E, MAusIMM

Acting Exploration Manager (Australia)
B L Kirkpatrick, BSc, MAusIMM, MAIG

SHARE REGISTRY
Security Transfer Registrars Pty Ltd
770 Canning Highway
APPLECROSS WA 6153
Telephone: 08 9315 0933
Facsimile: 08 9315 2233

AUSTRALIAN BUSINESS NUMBER
15 008 672 071

BANKERS
Macquarie Bank Limited
77 St Georges Tce
PERTH WA 6000

Challenge/Westpac
Banking Corporation
109 St Georges Tce
PERTH WA 6000

AUDITORS
Stanton Partners
1Havelock Street
WEST PERTH WA 6005

SOLICITORS
Blakiston & Crabb
1202 Hay Street
PERTH WA 6005

REGISTERED OFFICE
Level 3/50 Colin Street
WEST PERTH WA 6005
Telephone: 08 9322 2788
Facsimile: 08 9481 1669
Email: hrl@herald.net.au